Exhibit 99.1
AXCESS INTERNATIONAL REPORTS FIRST QUARTER 2009 RESULTS
Dallas — May 14, 2009 — Axcess International Inc. (OTCBB: AXSI), a leading provider of wireless business activity automation solutions, today reported results for the first quarter ended March 31, 2009.
Highlights for the Quarter ended March 30, 2009
•	Record revenue in Q’1 2009 of $1.08MM compared to $.2MM for Q’1 2008 due to the contract for the port infrastructure security system upgrade in Trinidad & Tobago

•	Record revenue forecasted for CY 2009 based on port award total of $3.54MM

•	Profitability forecasted for Q’2 2009 as a result of port solution implementation timing

•	Gross margin of 31% lower than average due to port contract implementation timing

•	Full year expectation for gross margins remains in 40-50% range

•	Net loss per share of $0.03 improved due to revenue increase

•	Axcess implemented its Micro-Wireless solution into Microsoft BizTalk Server 2009

•	Micro-Wireless technology continues to demonstrate competitive advantages and opportunities for future innovations
“The first quarter was dominated by our port security system infrastructure upgrade contract for the Port of Port of Spain in Trinidad & Tobago,” said Allan Griebenow, president and CEO of Axcess. Mr. Griebenow further stated, “We have been credited for our role in successfully securing the facility and the 34 heads of state participating in the Fifth Summit of the Americas April conference held in Trinidad. As our second such installation, we believe we have demonstrated on the world stage how advanced wireless technologies, and Micro-Wireless technology in particular are necessary elements of advanced security system solutions”.
Corporate and Industry Developments
Axcess’ systems for business and government use specialized Micro-Wireless technology to wirelessly enable “things” for real time business activity automation solutions. The systems directly increase productivity, security, safety and offer short term ROI’s in traditional industries. Via its Micro-Wireless communications, Axcess transforms common manual identification products into wireless devices capable of automated identification, tracking and sensing.
Axcess turns manual property labels, bar codes, etc. into wireless asset tags capable of automating enterprise asset management including automatic asset inventory, locating, tracking and protection. Axcess turns manual access control badges into wireless personnel credentials for advanced workforce management, safety and security. These include applications such as contractor time and attendance data collection, visitor tracking for security and compliance, safety tracking and compliance reporting, and workforce time and motion data collection and productivity management. Systems are also used for advanced worker location determination and emergency evacuation management.
Micro-Wireless communications has been proven to represent the technological sweet spot where autonomous wireless identification and data transfer are best enabled in very small, low cost battery-powered devices. Regardless of their hardware platform or form factor, devices or tags commonly called DotsTM operate in their own wireless frequency and are designed specifically for the unique need, independent from interference and unobtrusive to backbone networks. Micro-Wireless eclipses other wireless technologies such as cell phones, EPC-RFID, Ultra-Wideband (UWB), Zig-Bee, Wi-Fi and Bluetooth which are not suited to the automated monitoring of personnel and assets in the enterprise because of unacceptable cost, size, reliability, infrastructure and power consumption constraints.
In Q’1, Axcess won a competitive tender valued initially at $3.54MM for its port infrastructure solutions, including visitor and vehicle tracking, wireless WMD sensing, various security scanner solutions and other equipment designed to enhance the security solutions and resources at the main port, The Port of Port-of-Spain in Trinidad & Tobago. The final value of the contract will be slightly higher due to additional items procured following the award. The award is Axcess’ second in the region, following the 2007 award in Barbados. Based upon the new award and its traditional channel partner sales, Axcess is forecasting profitability for the second quarter 2009 and record revenues for CY/FY 2009.

During the quarter, Axcess successfully implemented its patented Micro-Wireless system into the Microsoft BizTalk Server platform. BizTalk Server 2009 provides a solution that allows organizations to more easily connect disparate systems, and then process the composite of information through pre-defined rules to automate new areas of business operations. The collaboration between Axcess and Microsoft Corp. will enable the collection of previously unavailable real-time business activity information through Axcess’ “active” RFID system which wirelessly enables assets, personnel and sensors. The strategic relationship results in an expanded set of tools that customers can use to drive productivity. BizTalk Server is used by ninety percent of the Global 100, including the majority of retailers, hotel chains and the largest U.S. companies in pharmaceuticals, chemicals, railroads, telecommunications and aerospace and defense, opening additional sales avenues to Axcess. The unique aspect of Axcess’ Micro-Wireless technology is that the powered wireless devices attached to assets and personnel autonomously collect their exact location ID and status that can be provided directly to Microsoft BizTalk Server without a central processing element required by RFID and RTLS systems.
Bringing to market the complete set of innovative functions of Micro-Wireless creates an open architecture for multiple sources of data to be acquired to deliver previously inaccessible information 24/7 in real-time. These innovation and growth efforts continue to be supported by our shareholders and by key financial advisor Amphion Innovations plc.
First Quarter 2009 Financial Results
Revenue was $1,082,682 for the three months ended March 31, 2009 compared to $176,486 for the same quarter in 2008. The majority of the increase relates to the Trinidad contract that was sold in 2009.
Gross margin was 31% or $336,708 in the first quarter 2009 as compared to 40% or $70,759, in the same quarter in 2008. The 2009 margin percentage was adversely affected by the Trinidad transaction. However, we continue to believe our margins will be stable in the 40%-50% range.
Research & development (R&D) expenses for the first quarter totaled $309,359, compared to $871,590 in the year-ago period. The decrease in R&D is due to the timing of the development of the next generation RFID product that was launched in the fourth quarter of 2007.
Selling, marketing, general & administrative (SMG&A) expenses for the first quarter totaled $719,012, as compared to $713,485 in the prior year period. We did have a significant increase in selling expenses in connection with the Trinidad transaction; however, we were able to offset them with lower headcount in the selling and marketing area and lower marketing initiatives.
Other expense for the first quarter of 2009 totaled $63,551, as compared to $116,423 for the same period in 2008. The majority of the change was relating to an increase in the gain on vendor settlements during 2009.
Net loss for the first quarter of 2009 was $759,878, as compared to $1,635,031 in the prior year’s first quarter. The decrease in the net loss is a result of the decrease in research and development for the next generation RFID platform and the impact of the Trinidad contract.
Recurring preferred stock dividend requirements for the first quarter of 2009 was $47,466, compared to $76,955 for the same period in 2008. The majority of the decrease is due to the conversion of several of the preferred shareholders converting their shares to common stock.
Net loss applicable to common stock for the first quarter of 2009 was $807,344, or $0.03 per share, compared to a loss of $1,711,986, or $0.06 per share, for the first quarter of 2008. The difference in loss in the current year period from the prior year is primarily attributable to the decrease in R&D and the impact of the Barbados Contract.
Conference Call
In conjunction with the earnings release, Axcess invites you to listen to its conference call Thursday, May 14, 2009, at 12:00 A.M. (Eastern). To participate in the call, domestic callers can dial (888) 680-0865 and international callers can dial (617) 213-4853 and enter the reservation code “96426390.” Participants should dial into the call about 10 minutes prior to the start time.
For those unable to attend the live conference call, a replay will be available by dialing (888) 286-8010 for domestic callers and (617) 801-6888 for international callers and entering the replay code “68051096.” The replay will be available for one month beginning approximately two hours after the end of the call. There is no charge for participants to access the live event or replay. The conference call and replay dial in information is also available at Axcess’ Website at www.axcessinc.com.

About Axcess International Inc.
Axcess International Inc. (OTCBB: AXSI) provides wireless automatic identification and sensing solutions for real-time business activity automation. When embedded into vehicle passes, property tags, personnel badges and sensors, its revolutionary and patented Micro-Wireless technology enables automatic local-area wireless data collection and control applications. The systems improve productivity, security and safety and enable personalized education and entertainment. Typical applications include: “hands-free” access control, automatic advanced workforce management, immersive entertainment, workflow management, asset monitoring and distributed sensing. Axcess is a portfolio company of Amphion Innovations plc (AIM: AMP). For more information on Axcess, visit www.axcessinc.com.
Contacts

Public Relations	Axcess Contact	Investor Relations
Driver Public Relations	Axcess International	James Kautz
Kenni Driver	Allan Frank, CFO	888.654.5318
972.978.6455	972.407.6080	jkautz@epochfinancial.com
kenni.driver@driverpr.com	afrank@axcessinc.com
This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
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AXCESS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$163,879	$51,392
Accounts receivable — trade, net of allowance for doubtful accounts of $30,320 and $27,424 for 2009 and 2008, respectively.	97,449	92,844
Inventory, net	81,906	142,782
Prepaid expenses and other	373,580	43,100

Total current assets	716,814	330,118

Property, plant and equipment, net	16,894	18,969
Deferred debt issuance costs	17,187	18,750
Other assets	50,474	53,062

Total assets	$801,369	$420,899

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable (includes $15,446 and $18,645 with related party in 2009 and 2008, respectively)	$980,799	$905,354
Accrued liabilities	388,364	502,566
Accrued interest	1,165,171	1,112,862
Deferred revenue	946,771	22,222
Notes payable (includes $1,038,273 with a related party in 2009 and 2008)	1,200,273	1,200,273
Dividends payable	325,947	280,394

Total current liabilities	5,007,325	4,023,671

Notes payable (includes $393,787 with a related party in 2009 and 2008), net of discount of $9,476 and $13,092 in 2009 and 2008, respectively	2,686,870	2,683,254

Total liabilities	7,694,195	6,706,925

Commitments and contingencies
Stockholders’ deficit:
Convertible preferred stock, 10,000,000 shares authorized in 2009 and 2008. Without liquidation preferences; $0.01 par value, 6,115,211 and 6,125,211 shares issued and outstanding in 2009 and 2008, respectively	61,152	61,252
Common stock, $.01 par value, 70,000,000 shares authorized in 2009 and 2008; 31,222,016 shares issued and outstanding in 2009 and 31,204,931 shares issued and outstanding in 2008.	312,220	312,050
Additional paid-in capital	165,842,396	165,641,922
Accumulated deficit	(173,108,594)	(172,301,250)

Total stockholders’ deficit	(6,892,826)	(6,286,026)

Total liabilities and stockholders’ deficit	$801,369	$420,899

AXCESS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATION
(Unaudited)

	Three Months Ended
	March 31,
	2009	2008
Sales	$1,082,682	$176,486
Cost of sales	745,974	105,727

Gross profit	336,708	70,759
Expenses:
Research and development	309,359	871,590
General and administrative	324,453	387,435
Selling and marketing	394,559	326,050
Depreciation and amortization	4,664	4,292

Operating expenses	1,033,035	1,589,367

Loss from operations	(696,327)	(1,518,608)

Other income (expense):
Interest expense, net	(107,361)	(116,494)
Gain on vendor settlements	43,810	71

Other expense, net	(63,551)	(116,423)

Net loss	(759,878)	(1,635,031)

Preferred stock dividend requirements	(47,466)	(76,955)

Net loss applicable to common stock	$(807,344)	$(1,711,986)

Basic and diluted net loss per share	$(0.03)	$(0.06)

Weighted average shares of common stock outstanding	31,211,006	29,388,883